SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 18, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated April 18, 2013: Nokia Corporation Q1 2013 Interim Report

INTERIM REPORT

Nokia Corporation	April 18, 2013 at 13:00 (CET +1)

Nokia Corporation Q1 2013 Interim Report

FINANCIAL AND OPERATING HIGHLIGHTS

Nokia Group non-IFRS EPS in Q1 2013 was EUR -0.02; reported EPS was EUR -0.07.

•                  Nokia Group achieved underlying operating profitability for the third consecutive quarter, with a Q1 non-IFRS operating margin of 3.1%.

•                  Devices & Services achieved underlying profitability for the second consecutive quarter, with a Q1 non-IFRS operating margin of 0.1%. Devices & Services benefitted from a strong focus on cost as well as the reversal of approximately EUR 50 million of previously recognized inventory related allowances in Q1.

•                  Nokia Siemens Networks achieved underlying profitability for the fourth consecutive quarter, with a Q1 non-IFRS operating margin of 7.0%. Nokia Siemens Networks benefitted from strong gross margin performance in Q1.

Nokia Group net sales in Q1 2013 were EUR 5.9 billion

•                  Devices & Services Q1 net sales decreased 25% quarter-on-quarter to EUR 2.9 billion.

•                  Lumia Q1 volumes increased 27% quarter-on-quarter to 5.6 million units, reflecting increasing momentum.

•                  Mobile Phones Q1 volumes decreased 30% quarter-on-quarter to 55.8 million units, reflecting competitive industry dynamics and an estimated higher than normal seasonal decline in the market addressable by Mobile Phones.

•                  Nokia Siemens Networks net sales decreased 30% quarter-on-quarter to EUR 2.8 billion, reflecting industry seasonality.

Nokia Group net cash higher quarter-on-quarter

•                  Nokia Group ends first quarter 2013 with a strong balance sheet and solid cash position. Gross cash was EUR 10.1 billion and net cash was EUR 4.5 billion.

•                  Nokia Group strengthened its net cash position by approximately EUR 120 million sequentially. Nokia Siemens Networks contributed approximately EUR 210 million to the Nokia Group net cash position.

Commenting on the results, Stephen Elop, Nokia CEO, said:

“At the highest level, we are pleased that Nokia Group achieved underlying operating profitability for the third quarter in a row. While operating in a highly competitive environment, Nokia is executing our strategy with urgency and managing our costs very well.

We have areas where we are making progress, and areas where we are further increasing the focus. For example, people are responding positively to the Lumia portfolio, and our volumes are increasing quarter over quarter. Nokia Siemens Networks delivered another strong quarter and contributed to an overall improvement in Nokia Group’s cash position. On the other hand, our Mobile Phones business faces a difficult competitive environment, and we are taking tactical actions and bringing new innovation to market to address our challenges.

All of these efforts are aimed at improving our financial performance and delivering more value to our shareholders.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS first quarter 2013 results(1),(2),(3)
EUR million	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Nokia
Net sales	5 852	7 354	-20%	8 041	-27%
Operating profit	-150	-1 338		427
Operating profit (non-IFRS)	181	-258		623	-71%
EPS, EUR diluted	-0.07	-0.25		0.05
EPS, EUR diluted (non-IFRS)(4)	-0.02	-0.08		0.05
Net cash from operating activities	206	-590		563	-63%
Net cash and other liquid assets(5)	4 480	4 872	-8%	4 360	3%
Devices & Services(6)
Net sales	2 888	4 246	-32%	3 854	-25%
Smart Devices net sales	1 164	1 704	-32%	1 225	-5%
Mobile Phones net sales	1 590	2 311	-31%	2 468	-36%
Mobile device volume (mn units)	61.9	82.7	-25%	86.3	-28%
Smart Devices volume (mn units)	6.1	11.9	-49%	6.6	-8%
Mobile Phones volume (mn units)	55.8	70.8	-21%	79.6	-30%
Mobile device ASP(7)	47	51	-8%	45	4%
Smart Devices ASP(7)	191	143	34%	186	3%
Mobile Phones ASP(7)	28	33	-15%	31	-10%
Operating profit	-42	-218		263
Operating profit (non-IFRS)	4	-126		39	-90%
Operating margin %	-1.5%	-5.1%		6.8%
Operating margin % (non-IFRS)	0.1%	-3.0%		1.0%
HERE(6)
Net sales	216	277	-22%	278	-22%
Operating profit	-97	-94		-56
Operating profit (non-IFRS)	-5	36		40
Operating margin %	-44.9%	-33.9%		-20.1%
Operating margin % (non-IFRS)	-2.3%	12.9%		14.4%
Nokia Siemens Networks(6)
Net sales	2 804	2 947	-5%	3 988	-30%
Operating profit	3	-1 004		252	-99%
Operating profit (non-IFRS)	196	-146		576	-66%
Operating margin %	0.1%	-34.1%		6.3%
Operating margin % (non-IFRS)	7.0%	-5.0%		14.4%

Note 1 relating to non-IFRS (also referred to as “underlying”) results: In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis.  Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of Nokia Siemens Networks and (ii) all business acquisitions completed after June 30, 2008.  Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q1 2013 and Q1 2012 non-IFRS results to our reported results, can be found in our complete Q1 2013 interim report with tables on pages 19 and 21-25. A reconciliation of our Q4 2012 non-IFRS results to our reported results can be found in our complete Q4 interim report with tables on pages 18 and 20-24 published on January 24, 2013.

Note 2 relating to non-IFRS exclusions:

Q1 2013 — EUR 331 million (net) consisting of:

•                  EUR 129 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 53 million of net charges related to country and contract exits based on the strategy that focuses on key markets and product segments.

•                  EUR 5 million restructuring charge in HERE

•                  EUR 72 million restructuring charge in Devices & Services

•                  EUR 27 million positive item from a cartel claim settlement in Devices & Services

•                  EUR 64 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q4 2012 — EUR 196 million (net) consisting of:

•                  EUR 255 million restructuring charge and other associated items in Nokia Siemens Networks, including EUR 34 million of net charges related to country and contract exits based on new strategy that focuses on key markets and product segments, as well as an impairment of assets of EUR 2 million.

•                  EUR 9 million restructuring charge in HERE

•                  EUR 2 million restructuring related impairments in Devices & Services

•                  EUR 75 million net benefit from releases of restructuring provisions in Devices & Services

•                  EUR 21 million positive item from a cartel claim settlements in Devices & Services

•                  EUR 52 million net gain on sale of Vertu business in Devices & Services

•                  EUR 79 million net gain on sale of real estate in Devices & Services

•                  EUR 67 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services

Q1 2012 — EUR 1 080 million consisting of:

•                  EUR 772 million restructuring charge and other associated items in Nokia Siemens Networks

•                  EUR 10 million restructuring charge in HERE

•                  EUR 91 million restructuring charge in Devices & Services

•                  EUR 86 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

•                  EUR 1 million of intangible assets amortization and other purchase price related items arising from the acquisition of Novarra, MetaCarta and Motally in Devices & Services.

Q1 2012 taxes — EUR 135 million valuation allowance for Nokia Siemens Networks deferred tax assets impacting Nokia taxes.

Note 3 relating to changes to historical comparative financials due to revised IFRS accounting standard, IAS19 Employee Benefits: The historical comparative financials presented in the interim report include certain changes to previously reported information. These changes result from the retrospective application of a revised IFRS accounting standard IAS19, Employee Benefits and mainly relate to consolidated statements of comprehensive income and financial position. For more information on the adjustments between the previously reported information and the adjusted information, please see the related disclosure starting on page 39 of the complete Q1 2013 interim report with tables.

Note 4 relating to non-IFRS Nokia EPS: Nokia taxes were unfavorably impacted by Devices & Services taxes as no tax benefits are recognized for certain Devices & Services deferred tax items. Certain prior year items in Nokia Siemens Networks also had an unfavorable impact. If Nokia’s earlier estimated long-term tax rate of 26% had been applied, non-IFRS Nokia EPS would have been approximately 1.7 Euro cent higher in Q1 2013. Going forward on a non-IFRS basis, until a pattern of tax profitability is reestablished, Nokia expects to record quarterly tax expense of approximately EUR 50 million related to its Devices & Services business and approximately EUR 50 million related to its Nokia Siemens Networks business. Nokia expects to continue to record taxes related to its HERE business at a 26% rate.

Note 5 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 36 of the complete Q1 2013 interim report with tables

Note 6 relating to operational and reporting structure: We have three businesses: Devices & Services, HERE and Nokia Siemens Networks and four operating and reportable segments: Smart Devices and Mobile Phones within Devices & Services, HERE and Nokia Siemens Networks. Smart Devices focuses on smartphones and Mobile Phones focuses on mass market mobile devices, including Asha full touch smartphones. Devices & Services also contains Devices & Services Other which includes net sales of our luxury phone business Vertu through October 12, 2012, spare parts and related cost of sales and operating expenses, as well as intellectual property (IPR) income and common research and development expenses. In October 2012, we completed the divestment of Vertu to EQT VI, a European private equity firm.  HERE focuses on the development of location-based services and local commerce. We introduced HERE as the new brand for our location and mapping service in November 2012. As of January 1, 2013 our Location & Commerce business and reportable segment was renamed HERE. Nokia Siemens Networks is one of the leading global providers of telecommunications infrastructure hardware, software and services, with the focus on the mobile broadband market. Nokia Siemens Networks’ operational organization is based on two business units: Mobile Broadband and Global Services. The Mobile Broadband business unit provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. The Global Services business unit provides mobile operators with a broad range of services, including professional services, network implementation and customer care services.

Note 7 relating to average selling prices (ASP): Mobile device ASP represents total Devices & Services net sales (Smart Devices net sales, Mobile Phones net sales, and Devices & Services Other net sales) divided by total Devices & Services volumes. Devices & Services Other net sales includes net sales of Nokia’s luxury phone business Vertu through October 12, 2012, spare parts, as well as intellectual property income. Smart Devices ASP represents Smart Devices net sales divided by Smart Devices volumes. Mobile Phones ASP represents Mobile Phones net sales divided by Mobile Phones volumes. As IPR income is included in Devices & Services Other net sales, we provide our total mobile device ASP both including and excluding IPR income. The mobile device ASP excluding IPR income in the first quarter 2013 was EUR 45, down 10% from EUR 50 in the first quarter 2012 and up 5% from EUR 43 in the fourth quarter 2012.

NOKIA OUTLOOK

•                  Nokia expects its Devices & Services non-IFRS operating margin in the second quarter 2013 to be approximately negative 2 percent, plus or minus four percentage points. This outlook is based on Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics continuing to negatively affect the Mobile Phones and Smart Devices business units;

•                  consumer demand for our products, particularly for our Mobile Phones products;

•                  continued ramp up for our Lumia smartphones;

•                  expected increases in Devices & Services’ operating expenses; and

•                  the macroeconomic environment.

•                  In the second quarter 2013 supported by the wider availability of recently announced Lumia products, Nokia expects the sequential growth in Lumia unit volumes to be higher than the 27% sequential growth in the first quarter 2013.

•                  Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

•                  Nokia expects HERE’s non-IFRS operating margin in the second quarter 2013 to be negative primarily due to lower recognized revenue from internal sales.

•                  Nokia and Nokia Siemens Networks expect Nokia Siemens Networks non-IFRS operating margin in the second quarter 2013 to be approximately positive 5 percent, plus or minus four percentage points. This outlook is based on Nokia Siemens Networks’ expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix; and

•                  the macroeconomic environment.

•                  Nokia and Nokia Siemens Networks continue to target to reduce Nokia Siemens Networks’ non-IFRS annualized operating expenses and production overheads by more than EUR 1 billion by the end of 2013, compared to the end of 2011.

FIRST QUARTER 2013 FINANCIAL AND OPERATING DISCUSSION

NOKIA GROUP

See note 6 to our Summary Financial Information table above concerning our current operational and reporting structure and note 3 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1 and 2 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FIRST QUARTER 2013 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Group net sales — reported	-20%	-27%
Group net sales - constant currency(1)	-21%	-26%
Devices & Services net sales — reported	-32%	-25%
Devices & Services net sales - constant currency(1)	-33%	-23%
Nokia Siemens Networks net sales — reported	-5%	-30%
Nokia Siemens Networks net sales - constant currency(1)	-4%	-28%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

At constant currency Nokia Group’s net sales would have decreased 21% year-on-year and 26% sequentially.

The following table sets forth Nokia Group’s reported cash flow for the periods indicated and financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA GROUP CASH FLOW AND FINANCIAL POSITION

EUR million	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Net cash from operating activities	206	-590		563	-63%
NSN contribution (approximate)	270	410	-34%	740	-64%
Total cash and other liquid assets	10 102	9 793	3%	9 909	2%
NSN contribution	2 753	1 535	79%	2 420	14%
Net cash and other liquid assets(1)	4 480	4 872	-8%	4 360	3%
NSN contribution	1 484	256	480%	1 270	17%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the first quarter 2013, Nokia Group total cash and other liquid assets increased by EUR 193 million and Nokia Group net cash and other liquid assets increased by EUR 120 million.

The items below are the primary drivers of the increase in Nokia Group net cash and other liquid assets in the first quarter 2013 of EUR 120 million:

•                  Nokia Group level net profit adjusted for non-cash items of positive EUR 323 million;

•                  Nokia Group level net working capital related cash outflows of approximately EUR 170 million, which included approximately EUR 250 million of restructuring related cash outflows;

•                  Nokia Group excluding Nokia Siemens Networks level net working capital related outflows of approximately EUR 300 million, which included approximately EUR 120 million of restructuring related outflows. The net working capital change in Nokia Group excluding Nokia Siemens Networks is primarily due to a reduction of payables, partially offset by a reduction of receivables;

•                  Nokia Siemens Networks level net working capital related inflows of approximately EUR 140 million, which included approximately EUR 130 million of restructuring related outflows. The net working capital change in Nokia Siemens Networks is primarily due to a reduction of receivables, which more than offset the reduction of payables;

•                  Nokia Group level net financial income and expense related cash inflow of approximately EUR 80 million,

•                  Nokia Group level cash tax net outflows of approximately EUR 30 million;

•                  Nokia Group level CAPEX of approximately EUR 120 million; and

•                  Nokia Group level proceeds from the sale of fixed assets of approximately EUR 40 million.

In the first quarter 2013, due to the settlement of an intragroup balance, Nokia Siemens Networks had a cash outflow related to net working capital of approximately EUR 170 million and Nokia Group excluding Nokia Siemens Networks had a cash inflow related to net working capital of approximately EUR 170 million. At the Nokia Group level the net impact was zero.

In the first quarter 2013, we received a quarterly platform support payment of USD 250 million (approximately EUR 188 million) from Microsoft. Our agreement with Microsoft includes platform support payments from Microsoft to us as well as software royalty payments from us to Microsoft. Under the terms of the agreement governing the platform support payments, the amount of each quarterly platform support payment is USD 250 million. We have a competitive software royalty structure, which includes annual minimum software royalty commitments that vary over the life of the agreement. Software royalty payments, with minimum commitments are paid quarterly. Over the life of the agreement, both the platform support payments and the minimum software royalty commitments are expected to measure in the billions of US dollars. Over the life of the agreement the total amount of the platform support payments is expected to slightly exceed the total amount of the minimum software royalty commitment payments. In accordance with the terms of the agreement, the platform support payments and annual minimum software royalty commitment payments continue for a corresponding period of time.

In the first quarter 2013, Nokia received a claim from Indian tax authorities relating to withholding tax amounting to EUR 225 million plus applicable interests. Nokia reiterates its position that its operations are in compliance with local laws as well as the bilaterally negotiated tax treaty between the Governments of India and Finland, and that it will defend itself vigorously against the claim.

DEVICES & SERVICES

The following table sets forth a summary of the results for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates.

DEVICES & SERVICES RESULTS SUMMARY

	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Net sales (EUR million)(1)	2 888	4 246	-32%	3 854	-25%
Mobile device volume (million units)	61.9	82.7	-25%	86.3	-28%
Mobile device ASP (EUR)	47	51	-8%	45	4%
Non-IFRS gross margin (%)	25.1%	24.4%		23.9%
Non-IFRS operating expenses (EUR million)	711	1 122	-37%	882	-19%
Non-IFRS operating margin (%)	0.1%	-3.0%		1.0%
Operating margin (%)	-1.5%	-5.1%		6.8%

Note 1: Includes IPR income recognized in Devices & Services Other net sales.

The year-on-year and sequential changes in our Devices & Services net sales, volumes, average selling prices and gross margin are discussed below under our Smart Devices and Mobile Phones business units.

Smartphone Volumes

In the first quarter 2013, Devices & Services total smartphone volumes were 11.1 million units, composed of:

•                  5.0 million Asha full touch smartphones in Mobile Phones

•                  5.6 million Lumia smartphones in Smart Devices

•                  0.5 million Symbian smartphones in Smart Devices

Devices & Services Other

Year-on-year Devices & Services Other net sales were lower in the first quarter 2013 primarily due to the divestment of Vertu. In addition to the divestment of Vertu, the sequential Devices & Services Other net sales were lower in the first quarter 2013 due to the absence of a non-recurring IPR income of approximately EUR 50 million that was recognized in the fourth quarter 2012.

Following the divestment of Vertu in October 2012, Devices & Services Other net sales are comprised of IPR income and sales of spare parts. Within Devices & Services Other, we estimate that our current annual IPR income run-rate is approximately EUR 0.5 billion.

Channel Inventory

We ended the first quarter 2013 slightly above the high end of our normal 4 to 6 week channel inventory range. On an absolute unit basis channel inventories decreased sequentially.

Net Sales and Volumes by Geographic Area

The following table sets forth the net sales for our Devices & Services business for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area. IPR income is allocated to the geographic areas contained in this chart.

DEVICES & SERVICES NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Europe	895	1 352	-34%	1 210	-26%
Middle East & Africa	501	737	-32%	745	-33%
Greater China	256	577	-56%	213	20%
Asia-Pacific	724	945	-23%	941	-23%
North America	101	93	9%	196	-48%
Latin America	411	542	-24%	549	-25%
Total	2 888	4 246	-32%	3 854	-25%

The following table sets forth the mobile device volumes for our Devices & Services business for the periods indicated, as well as the year—on-year and sequential growth rates, by geographic area.

DEVICES & SERVICES MOBILE DEVICE VOLUMES BY GEOGRAPHIC AREA

million units	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Europe	11.8	15.8	-25%	19.4	-39%
Middle East & Africa	15.5	21.4	-28%	21.8	-29%
Greater China	3.4	9.2	-63%	4.6	-26%
Asia-Pacific	23.1	26.1	-11%	28.7	-20%
North America	0.4	0.6	-33%	0.7	-43%
Latin America	7.7	9.6	-20%	11.1	-31%
Total	61.9	82.7	-25%	86.3	-28%

On a year-on-year basis, net sales decreased in all regions except North America where the increase was primarily due to our Smart Devices business unit. The largest relative year-on-year decline in net sales was in Greater China followed by Europe and Middle East and Africa. In Greater China and Europe the net sales declines were primarily due to our Smart Devices business unit whereas in the Middle East and Africa the net sales decline was primarily due to our Mobile Phones business unit.

On a sequential basis, net sales decreased in all regions except Greater China where the increase was primarily due to our Smart Devices business unit. The largest relative sequential declines in net sales were in North America followed by Middle East and Africa and Europe. The sequential net sales decline in North America was primarily due to our Smart Devices business unit, whereas in Middle East and Africa and Europe the net sales declines were primarily due to our Mobile Phones business unit.

At constant currency Devices & Services’ net sales would have decreased 33% year-on-year and 23% sequentially.

Non-IFRS Operating Expenses

Devices & Services non-IFRS operating expenses decreased 37% year-on-year and 19% sequentially in the first quarter 2013. On a year-on-year basis, operating expenses related to Mobile Phones and Smart Devices decreased 43% and 24%, respectively, in the first quarter 2013. On a sequential basis, operating expenses related to Mobile Phones decreased by 23%, while Smart Devices operating expenses decreased 13% in the first quarter 2013. In addition to the factors described below, the year-on-year and sequential changes were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices. This resulted in higher and lower relative allocations to Smart Devices and Mobile Phones, respectively.

Devices & Services non-IFRS research and development expenses decreased 37% year-on-year in the first quarter 2013. On a sequential basis, Devices & Services non-IFRS research and development expenses decreased 15% in the first quarter 2013. The year-on-year decline was primarily due to ramping down Symbian and MeeGo research and development efforts, reductions in certain Mobile Phones related activities and overall cost controls. On a sequential basis, the decline was primarily due to overall cost controls.

Devices & Services non-IFRS sales and marketing expenses decreased 36% year-on-year in the first quarter 2013. On a year-on-year basis, marketing expenses declined primarily due to tight cost control and headcount reductions, lower product specific marketing and a lower cost base as a result of business divestments. On a sequential basis, Devices & Services non-IFRS sales and marketing expenses decreased 26% in the first quarter 2013. Sequentially, marketing expenses decreased primarily due to seasonality, headcount reductions and tight cost control.

Devices & Services non-IFRS administrative and general expenses decreased 38% year-on-year in the first quarter 2013 and were flat sequentially. The year-on-year decrease was primarily related to cost savings in support functions and business divestments, partially offset by shared function cost categorization.

In the first quarter 2013, Devices & Services non-IFRS other income and expense had a positive year-on-year and negative sequential impact on profitability.

On a reported basis, in the first quarter 2013 Devices & Services other income and expense was negatively affected due to restructuring costs for changes in the IT organization, offset by a positive item from a cartel settlement. In the fourth quarter 2012, other income was positively affected primarily as a result of gains from real estate sales, business divestments, a positive item from a cartel settlement, and restructuring-related provision releases, which were recognized in Devices & Services Other.

Non-IFRS Operating Margin

The higher year-on-year Devices & Services non-IFRS operating margin in the first quarter 2013 was primarily due to lower operating expenses as a percentage of net sales and higher gross margin.

The sequentially lower Devices & Services non-IFRS operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales partially offset by higher gross margin.

Operating Margin

The higher year-on-year Devices & Services operating margin in the first quarter 2013 was primarily due to lower operating expenses as a percentage of net sales, lower other income and expenses (net other expense in both first quarter 2013 and first quarter 2012) as a percentage of net sales and higher gross margin.

The sequentially lower Devices & Services operating margin in the first quarter 2013 was primarily due to other income and expenses (net other expense in first quarter 2013 and net other income in fourth quarter 2012) as a percent of net sales as well as higher operating expenses as a percentage of net sales, partially offset by higher gross margin.

Cost Reduction Activities and Planned Operational Adjustments

The following table sets forth a summary of our Devices & Services cost reduction activities and planned operational adjustments.

DEVICES & SERVICES RESTRUCTURING SUMMARY

EUR (million)	Q1/2013 (approximate)	Cumulative up to Q1/2013 (approximate)	Q2/2013 (approximate estimate)	2013 (approximate estimate)	Total (approximate estimate)
Restructuring related charges	72	1 400	Not provided	Not provided	1 600
Restructuring related cash outflows	110	1 200	50	300	1 400

Nokia continues to target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

At the end of the first quarter 2013, Devices & Services and Corporate Common had approximately 31 600 employees, a reduction of approximately 15 500 compared to the end of the first quarter 2012, and approximately 1 600 compared to the end of the fourth quarter 2012.

SMART DEVICES

The following table sets forth a summary of the results for our Smart Devices business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

SMART DEVICES RESULTS SUMMARY

	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Net sales (EUR million)(1)	1 164	1 704	-32%	1 225	-5%
Smart Devices volume (million units)	6.1	11.9	-49%	6.6	-8%
Smart Devices ASP (EUR)	191	143	34%	186	3%
Gross margin (%)	20.7%	15.6%		18.0%
Operating expenses (EUR million)(2)	420	556	-24%	481	-13%
Contribution margin (%)(2)	-16.2%	-18.3%		-21.6%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year and sequential changes in operating expenses were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in higher relative allocations to Smart Devices in the first quarter 2013. Accordingly, first quarter 2013 operating expenses are not directly comparable to first and fourth quarters 2012 operating expenses.

Net Sales

Both on a year-on-year and sequential basis, the declines in our Smart Devices net sales in the first quarter 2013 were due to lower volumes partially offset by higher ASPs.

Volume

During the first quarter 2013 we shipped 6.1 million Smart Devices units, of which 5.6 million units were Lumia products and 0.5 million units were Symbian products. In the first quarter 2013, approximately two-thirds of our Lumia volumes were Windows Phone 8-based products.

The year-on-year decline in our Smart Devices volumes in the first quarter 2013 continued to be driven by the strong momentum of competing smartphone platforms and our portfolio transition from Symbian products to Lumia products. The decline was primarily due to lower Symbian volumes, partially offset by higher Lumia volumes.

On a sequential basis, the decrease in our Smart Devices volumes in the first quarter 2013 was primarily due to lower Symbian volumes, partially offset by higher Lumia volumes as we started shipping the Lumia 620 in significant volumes and broadened the geographical distribution of the Lumia 920 and Lumia 820. On a geographical basis, Lumia volumes increased sequentially in all regions except for North America.

Average Selling Price

The year-on-year increase in our Smart Devices ASP in the first quarter 2013 was primarily due to a positive mix shift towards sales of our Lumia products which carry a higher ASP than our Symbian products, partially offset by our pricing actions which commenced in the second quarter 2012 primarily related to our Windows Phone 7-based Lumia products.

Sequentially, the increase in our Smart Devices ASP in the first quarter 2013 was primarily due to a positive mix shift towards sales of our Windows Phone 8-based Lumia products, partially offset by price erosion. The ASP of our Lumia products in the first quarter 2013 was EUR 182, compared to EUR 192 in the fourth quarter 2012.

Gross Margin

The year-on-year increase in our Smart Devices gross margin in the first quarter 2013 was primarily due to the positive mix shift towards higher gross margin products, the reversal of approximately EUR 50 million of previously recognized inventory related allowances related to our Windows Phone 7-based Lumia products, cost erosion of materials we use in our products and lower Symbian fixed costs per unit. This was partially offset by the pricing actions we commenced in the second quarter 2012 primarily related to our Windows Phone 7-based Lumia products, as well as a net negative impact related to foreign currency fluctuations and higher warranty costs. From an operating system perspective, the year-on-year increase in our Smart Devices gross margin in the first quarter 2013 was due to a higher gross margin for our Lumia products, as well as for our Symbian products.

On a sequential basis, the increase in our Smart Devices gross margin in the first quarter 2013 was primarily due to a positive product mix shift towards higher gross margin products, as well as the reversal of approximately EUR 50 million of previously recognized inventory related allowances related to our Windows Phone 7-based Lumia products. This was partially offset by greater price erosion than cost erosion, a net negative impact related to foreign currency fluctuations and higher warranty costs.

During the first quarter 2013 our Windows Phone 8-based Lumia products generated a gross margin, somewhat above the overall Smart Devices gross margin of 20.7%.

Increases or decreases to Smart Devices inventory related allowances may be required in the future depending on several factors, including consumer demand and continued ramp up particularly related to our new Lumia products.

MOBILE PHONES

The following table sets forth a summary of the results for our Mobile Phones business unit for the periods indicated, as well as the year-on-year and sequential growth rates.

MOBILE PHONES RESULTS SUMMARY

	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Net sales (EUR million)(1)	1 590	2 311	-31%	2 468	-36%
Mobile Phones volume (million units)	55.8	70.8	-21%	79.6	-30%
Mobile Phones ASP (EUR)	28	33	-15%	31	-10%
Gross margin (%)	22.9%	25.9%		22.2%
Operating expenses (EUR million)(2)	267	472	-43%	346	-23%
Contribution margin (%)(2)	5.5%	4.6%		8.2%

Note 1: Does not include IPR income. IPR income is recognized in Devices & Services Other net sales.

Note 2: The year-on-year and sequential changes in operating expenses were affected by the proportionate allocation of operating expenses being affected by the relative mix of sales and gross profit performance between Mobile Phones and Smart Devices, resulting in lower relative allocations to Mobile Phones in the first quarters 2013. Accordingly, first quarter 2013 operating expenses are not directly comparable to first and fourth quarter 2012 operating expenses.

Net Sales

Both on a year-on-year and sequential basis, the declines in our Mobile Phones net sales in the first quarter 2013 were due to lower volumes and lower ASPs.

Volume

During the first quarter 2013 we shipped 55.8 million Mobile Phones units, of which 5.0 million were Asha full touch smartphones.

On a year-on-year basis, our Mobile Phones volumes in the first quarter 2013 were negatively affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio as well as an estimated higher than normal seasonal decline in the market addressable by Mobile Phones. Compared to the first quarter 2012, our Mobile Phones volumes declined across our portfolio, most notably for our non-full touch devices that we sell to our customers for above EUR 30. These declines were partially offset by sales volumes of Asha full touch smartphones in the first quarter 2013 that were not part of our portfolio in the first quarter 2012.

On a sequential basis, our Mobile Phones volumes in the first quarter 2013 were negatively affected by competitive industry dynamics, including intense competition at the low end of our product portfolio and smartphone competition at increasingly lower price points affecting the rest of our Mobile Phones portfolio, as well as estimated higher than normal seasonal decline in the market addressable by Mobile Phones. Compared to the fourth quarter 2012 our Mobile Phones volumes declined across our portfolio, most notably for lower priced devices that we sell to our customers for below EUR 30.

Asha full touch smartphones Q1 volumes decreased 46% quarter-on-quarter to 5.0 million units, reflecting intense competitive industry dynamics as well as lower seasonal demand.

During the first quarter 2013, our Mobile Phones channel inventory declined in absolute unit volumes.

Average Selling Price

The year-on-year decline in our Mobile Phones ASP in the first quarter 2013 was primarily due to general price erosion and an increased proportion of sales of lower priced devices, partially offset by a net positive impact related to foreign currency fluctuations.

The sequential decline in our Mobile Phones ASP in the first quarter 2013 was primarily due to general price erosion, a net negative impact related to foreign currency fluctuations and a higher proportion of sales of lower priced devices.

Gross Margin

The year-on-year decline in our Mobile Phones gross margin in the first quarter 2013 was primarily due to a negative product mix shift towards lower gross margin devices, as well as the net negative impact related to foreign currency fluctuations, partially offset by lower freight costs.

On a sequential basis, the increase in our Mobile Phones gross margin in the first quarter 2013 was primarily due to lower warranty costs, partially offset by higher price erosion than cost erosion and higher fixed costs per unit because of lower sales volumes.

HERE

In November 2012, Nokia introduced HERE as the new brand for its location and mapping service. As of January 1, 2013 our Location & Commerce business and reportable segment was renamed HERE.

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Net sales (EUR million)	216	277	-22%	278	-22%
External net sales (EUR million)	164	166	-1%	204	-20%
Internal net sales (EUR million)	52	111	-53%	74	-30%
Non-IFRS gross margin (%)	75.5%	77.7%		82.0%
Non-IFRS operating expenses (EUR million)	168	174	-3%	189	-11%
Non-IFRS operating margin (%)	-2.3%	12.9%		14.4%
Operating margin (%)	-44.9%	-33.9%		-20.1%

Net Sales

In the first quarter 2013, the year-on-year decrease in external HERE net sales was primarily due to lower net sales to our personal navigation device customers as well as lower advertising revenue, partially offset by higher sales of map content licenses to vehicle customers due to higher consumer uptake of vehicle navigation systems and higher platform sales.

In the first quarter 2013, the sequential decrease in external HERE net sales was primarily due to lower seasonal sales to our personal navigation device and vehicle customers.

In the first quarter 2013, the year-on-year and sequential declines in internal HERE net sales were due to declines in sales, including lower recognition of deferred revenue, primarily related to our Smart Devices business unit.

Gross Margin

Both on a year-on-year and sequential basis, the decreases in HERE non-IFRS gross margin in the first quarter 2013 were primarily due to lower net sales to our personal navigation device customers as well as lower internal sales.

Operating Expenses

HERE non-IFRS research and development expenses decreased 2% year-on-year due to cost reduction actions. On a sequential basis, research and development expenses decreased 11% in the first quarter 2013 primarily due to decreased product development spending.

HERE non-IFRS sales and marketing expenses decreased 13% year-on-year primarily due to cost reduction actions. On a sequential basis, sales and marketing expenses decreased 21% in the first quarter 2013 primarily due to lower seasonal marketing spend and the absence of marketing investments in the HERE brand launch in the fourth quarter 2012.

HERE non-IFRS administrative and general expenses were approximately flat year-on-year and sequentially in the first quarter 2013.

HERE non-IFRS other income and expense for the first quarter 2013 was approximately zero, compared to expense of EUR 6 million in the first quarter 2012 and income of EUR 1 million in the fourth quarter 2012.

Non-IFRS Operating Margin

The year-on-year decrease in HERE non-IFRS operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin.

The sequential decrease in HERE non-IFRS operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin.

Operating Margin

The year-on-year decrease in HERE operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales, lower gross margin, partially offset by lower other income and expenses as a percentage of net sales.

The sequential decrease in HERE operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin.

NOKIA SIEMENS NETWORKS

The following table sets forth a summary of the results for Nokia Siemens Networks for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA SIEMENS NETWORKS RESULTS SUMMARY

	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Net sales (EUR million)	2 804	2 947	-5%	3 988	-30%
Non-IFRS gross margin (%)	34.0%	26.6%		36.0%
Non-IFRS operating expenses (EUR million)	763	936	-18%	843	-9%
Non-IFRS operating margin (%)	7.0%	-5.0%		14.4%
Operating margin (%)	0.1%	-34.1%		6.3%

Net Sales

The following table sets forth Nokia Siemens Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Europe	731	930	-21%	1 058	-31%
Middle East & Africa	259	270	-4%	388	-33%
Greater China	223	209	7%	416	-46%
Asia-Pacific	872	877	-1%	1 176	-26%
North America	424	283	50%	426	0%
Latin America	295	378	-22%	524	-44%
Total	2 804	2 947	-5%	3 988	-30%

In the first quarter 2013, Global Services represented approximately 51% of Nokia Siemens Networks net sales, compared to approximately 52% in the first quarter 2012 and approximately 50% in the fourth quarter 2012. In the first quarter 2013, Mobile Broadband represented approximately 44% of Nokia Siemens Networks net sales, compared to approximately 41% in the first quarter 2012 and approximately 45% in the fourth quarter 2012.

The year-on-year decrease in Nokia Siemens Networks’ net sales in the first quarter 2013 was primarily due to divestments of businesses not consistent with Nokia Siemens Networks’ strategic focus as well as the exiting of certain customer contracts. Excluding these two factors, Nokia Siemens Networks’ net sales in the first quarter 2013 declined by approximately 1% as lower net sales of Global Services were almost entirely offset by higher net sales in Mobile Broadband. The year-on-year decline in Global Services was primarily due to lower net sales in Professional Services and Care. The year-on-year increase in Mobile Broadband was primarily due to higher LTE net sales, partially offset by lower WCDMA and Voice and IP transformation net sales.

On a regional basis, the year-on-year decline was primarily due to lower net sales in Europe and Latin America which both saw lower net sales in Mobile Broadband, partially offset by higher net sales in North America which saw growth in both Mobile Broadband and Global Services net sales.

The sequential decrease in Nokia Siemens Networks’ net sales in the first quarter 2013 was primarily due to lower sales of both Mobile Broadband and Global Services consistent with industry seasonality as well as the absence of non-recurring IPR income of approximately EUR 30 million that was recognized in the fourth quarter 2012. The sequential decline in Mobile Broadband was due to lower sales in GSM, WCDMA and Voice and IP transformation net sales. The sequential decline in Global Services was due to lower net sales in Network Implementation and Professional Services.

On a regional basis, Mobile Broadband and Global Services net sales declined sequentially in all regions except for North America. North America was approximately flat on a sequential basis, due to an increase in Mobile Broadband net sales, almost completely offset by a decline in Global Services net sales.

At constant currency, Nokia Siemens Networks’ net sales would have decreased 4% year-on-year and 28% sequentially. Excluding divestments of businesses not consistent with Nokia Siemens Networks’ strategic focus and the exiting of certain customer contracts, Nokia Siemens Networks’ net sales were approximately flat on a constant currency basis in the first quarter of 2013 compared to the first quarter 2012.

Gross Margin

On a year-on-year basis, the increase in Nokia Siemens Networks’ non-IFRS gross margin in the first quarter 2013 was primarily due to a higher gross margin in Mobile Broadband and Global Services, as well as a higher proportion of Mobile Broadband within the total sales mix.

On a sequential basis, the decrease in Nokia Siemens Networks’ non-IFRS gross margin in the first quarter 2013 was due to a lower gross margin in Global Services as well as the absence of non-recurring IPR income of approximately EUR 30 million that was recognized in the fourth quarter 2012, partially offset by higher gross margin in Mobile Broadband.

Operating Expenses

Nokia Siemens Networks’ non-IFRS research and development expenses decreased 16% year-on-year in the first quarter 2013 primarily due to reduced investments in business activities that are not consistent with the company’s focused strategy as well as increased research and development efficiency, partially offset by investments in areas that are consistent with the company’s focused strategy most notably LTE. Sequentially, Nokia Siemens Networks’ non-IFRS research and development expenses decreased 8% primarily due to lower incentive expenses.

Year-on-year, Nokia Siemens Networks’ non-IFRS sales and marketing expenses decreased 22% in the first quarter 2013 primarily due to structural cost savings. On a sequential basis, Nokia Siemens Networks non-IFRS sales and marketing expenses decreased 15% in the first quarter 2013 primarily due to lower incentive expenses and seasonally lower marketing spend.

Nokia Siemens Networks’ non-IFRS administrative and general expenses decreased 21% year-on-year in the first quarter 2013 primarily due to structural cost savings. On a sequential basis, Nokia Siemens Networks non-IFRS administrative and general expenses decreased 5% in the first quarter 2013, primarily due to lower incentive expenses.

Nokia Siemens Networks’ non-IFRS other income and expense for the first quarter 2013 was an income of EUR 7 million, compared to income of EUR 6 million in the first quarter 2012 and expense of EUR 16 million in the fourth quarter 2012.  On a sequential basis, this was primarily due to a net negative impact related to foreign currency fluctuations.

Non-IFRS Operating Margin

In the first quarter 2013, non-IFRS operating margin for Mobile Broadband was higher than non-IFRS operating margin for Global Services.

The year-on-year increase in Nokia Siemens Networks non-IFRS operating margin in the first quarter 2013 was primarily due to higher gross margin and lower operating expenses as a percentage of net sales.

On a year-on-year basis, non-IFRS operating margin increased for both Mobile Broadband and Global Services.

The sequential decrease in Nokia Siemens Networks non-IFRS operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin.

On a sequential basis, non-IFRS operating margin decreased for both Mobile Broadband and Global Services.

Operating Margin

The year-on-year increase in Nokia Siemens Networks operating margin in the first quarter 2013 was primarily due to lower other income and expenses as a percentage of net sales, higher gross margin and lower operating expenses as a percentage of net sales.

The sequential decrease in Nokia Siemens Networks operating margin in the first quarter 2013 was primarily due to higher operating expenses as a percentage of net sales and lower gross margin, partially offset by lower other income and expenses as a percentage of net sales.

Global Restructuring Program

The following table sets forth a summary of Nokia Siemens Networks’ cost reduction activities and planned operational adjustments.

NOKIA SIEMENS NETWORKS RESTRUCTURING SUMMARY

EUR (million)	Q1/2013 (approximate)	Cumulative up to Q1/2013 (approximate)	Q2/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring related charges	129	1 400	Not provided	Not provided	Not provided	1 400
Restructuring related cash outflows	130	800	200	550	200	1 400

As Nokia Siemens Networks executes its restructuring plans, the company is continuing to consider options as part of its transformation and restructuring program which may impact restructuring related charges and related cash outflows in the remainder of 2013.

Nokia and Nokia Siemens Networks continue to target to reduce Nokia Siemens Networks’ non-IFRS annualized operating expenses and production overheads by more than EUR 1 billion by the end of 2013, compared to the end of 2011. In conjunction with this restructuring program, Nokia and Nokia Siemens Networks estimates total restructuring related charges of approximately EUR 1.4 billion as well as total restructuring related cash outflows of approximately EUR 1.4 billion. This is an update to the earlier estimate of approximately EUR 1.3 billion for both restructuring related charges as well as restructuring related cash outflows.

At the end of the first quarter 2013, Nokia Siemens Networks had approximately 56 700 employees, a reduction of approximately 11 900 compared to the end of the first quarter 2012, and approximately 1 700 compared to the end of the fourth quarter 2012.

Q1 OPERATING HIGHLIGHTS

DEVICES & SERVICES OPERATING HIGHLIGHTS

SMART DEVICES

•                  Nokia started shipping the Nokia Lumia 620, a compact smartphone with a colorful design that brings Windows Phone 8 to a more youthful audience.

•                  Nokia announced the Lumia 520, its most affordable Windows Phone 8 smartphone, delivering experiences normally found only in high-end smartphones, such as the same digital camera lenses found on the flagship Nokia Lumia 920, Nokia Music for free music out of the box and even offline, and the HERE location suite.

•                 Nokia announced and started shipping the Nokia Lumia 720, a midrange Windows 8 smartphone with high-end camera performance featuring a large f/1.9 aperture and exclusive Carl Zeiss optics designed to deliver clear pictures day and night. The sleek and stylish smartphone comes with the latest high-end Nokia Lumia experiences, including Nokia Music, the HERE location suite, and the option to add wireless charging with a snap-on wireless charging cover.

•                  Nokia’s Lumia range of smartphones continued to attract businesses, including Foxtons, London’s leading estate agent, which has chosen the Nokia Lumia 820 as its business smartphone; Mall of America, the United States’ largest retail and entertainment complex, which is switching from BlackBerry to the Nokia Lumia 920 because of the tight integration with Microsoft services and built-in Microsoft Office suite; and The Coca-Cola Company, whose sales associates in Vietnam and Cambodia are using Nokia Lumia smartphones for order processing, equipment validation and market execution improvement.

•                  The Windows Phone Store continued to strengthen in terms of the quantity and quality of applications. Windows Phone offers more than 135 000 applications and games. Key new applications that arrived in Store during the quarter included Pandora, United Airlines and Temple Run.

MOBILE PHONES

•                  Nokia announced the Nokia 301, the most affordable Nokia device to offer video streaming; it also comes with new smart camera features inspired by the digital camera lenses on Nokia’s Lumia smartphones.

•                  Nokia announced the Nokia Asha 310, which provides Dual SIM and Wi-Fi in the same device, a first for Nokia smartphones.

•                  Nokia announced the Nokia 105, its most affordable phone to date, retailing at a recommended price of EUR 15. The Nokia 105 is the ideal device for the first-time phone buyer, featuring a bright color screen with clear menus and essentials like FM radio, multiple alarm clocks, speaking clock and flashlight. The dust- and splash-proof, pillowed keymat and battery life of up to 35 days also make it ideal for people in search of a reliable back-up phone.

HERE OPERATING HIGHLIGHTS

In the first quarter 2013, HERE continued to strengthen its offering on Nokia’s Lumia range as well as broaden the experiences available across the Windows Phone 8 ecosystem:

•                  HERE further integrated its location-based experiences to enable people to seamlessly transition from driving to walking to public transit thanks to improved app-to-app linking and syncing of favorites from here.com to any HERE experience. HERE now also offers unique capabilities for users to customize their home screen as a personal location dashboard.

•                  With LiveSight technology, HERE introduced innovation that is aimed at changing the way people interact with maps, and their world. After first showcasing the technology in the HERE City Lens application, HERE also announced that it is extending LiveSight to HERE Maps. LiveSight recognizes what people see through their phone’s camera and layers that view with relevant, place-based information.

•                  HERE further strengthened the Windows Phone 8 ecosystem by making its suite of location-based experiences available for non-Nokia Windows Phone 8 devices. HERE offers HERE Drive, HERE Maps and HERE Transit to owners of non-Nokia Windows Phone 8 devices in Canada, France, Germany, Italy, Mexico, Spain, the United Kingdom and the United States.

HERE also continued to broaden access to its maps content and the HERE Platform through several new partnerships, including:

•                  Mozilla, which as a first collaborative step with HERE now has HTML5-based HERE Maps for the new Firefox OS.

•                  Toyota Motor Europe, which selected the HERE platform’s Local Search for Automotive to power its next generation Touch & Go navigation and infotainment systems. Local Search for Automotive is a specifically designed solution developed to fulfill the requirements of the automotive industry. This announcement marks a significant advancement in our longstanding partnership with Toyota and includes plans to collaborate with Nokia to study more services that leverage the HERE Location Platform.

•                  More than 10 companies decided to adopt the HERE Location platform, including Terra in Brazil and Tiscali and SEAT Pagine Gialle in Italy, demonstrating that the platform is gaining momentum across industries.

•                  Wetter.com, Europe’s largest German language weather portal with 13 million unique visitors, which is laying information from radar stations and satellite imagery on top of their HERE-powered map. For instance, this enables people to pinpoint where it is raining with great precision.

•                  Garmin, which is the first customer to launch Natural Guidance in the U.S. market and did so at the Consumer Electronics Show. Natural Guidance provides directions in a more humanized way with recognizable landmarks, buildings, traffic lights and stop signs, such as “turn right after the church” or “turn left at the traffic light.”

•                  HERE continued to strengthen its long lasting relationships within the automotive industry, with a number of companies deciding that they would continue to benefit from our automotive grade quality maps by selecting HERE as their partner for Map Updates. These included FujitsuTEN Australia Limited, KIA Europe, Mitsubishi Motor Corporation (MMC), Nissan Mexico, Subaru Canada and Volkswagen Europe.

NOKIA SIEMENS NETWORKS OPERATING HIGHLIGHTS

•                      Nokia Siemens Networks Finance B.V. issued EUR 800 million Senior Notes. Most of the net proceeds from the offering of the Notes have been used to prepay certain existing debt of Nokia Siemens Networks, with the remaining proceeds to be used for general corporate purposes.

•                      Nokia Siemens Networks continued its mobile broadband deal momentum into 2013, adding commercial LTE deals in the first quarter, including: implementing a 4G (LTE) network for Movistar Chile and expanding its 3G network; delivering US Cellular’s second wave of 4G (LTE) services; launching New Zealand’s first 4G service with Vodafone and upgrading its 2G and 3G networks; launching voice services for Bharti Airtel’s 4G TD-LTE customers in Pune, India; enabling Polkomtel to provide voice services with LTE in Poland; extending Orange’s network in Switzerland and preparing it for 4G roll-out; modernizing and expanding E-Plus Group’s GSM and HSPA+ networks in Germany; being selected by BH Telecom to expand and modernize its mobile network across the northern and eastern parts of Bosnia and Herzegovina; providing GSM-Railway (GSM-R) infrastructure for Polish Railways; implementing a 4G (LTE) network for SFR and upgrading its existing GSM and 3G networks in major French cities; conducting a successful 4G (LTE) trial with Vodacom Tanzania; and becoming sole supplier to DOCOMO PACIFIC, a subsidiary of the Japanese telecommunications operator NTT DOCOMO, for an end-to-end 4G LTE network in the U.S. territory of Guam.

•                      Nokia Siemens Networks continues to invest to stay at the forefront of mobile broadband, and at Mobile World Congress in February, announced Liquid Applications, the biggest base station transformation since the launch of GSM 22 years ago. Liquid applications turns base stations into an intelligent part of a mobile operator’s network to serve and deliver local content.  Nokia Siemens Networks also announced a collaboration with IBM to deliver this new platform, which allows mobile operators to create a truly unique mobile experience, relieve the ever-increasing strain on network infrastructure and bring new Liquid Broadband solutions to market. Nokia Siemens Networks and SK Telecom are working together to evaluate Liquid Applications in the operator’s LTE network.

•                      In February, Nokia Siemens Networks extended its small cell portfolio with new Flexi Zone Micro and Pico base stations for hot spots complemented by new service offerings that together deliver optimal coverage and capacity, and launched Smart Wi-Fi to seamlessly integrate wireless local area networks (WLAN) with mobile networks. Nokia Siemens Networks also introduced a range of new features to its Liquid Radio Software Suites to help operators address constantly changing capacity demands. The improved set of features can help release 35% of GSM spectrum for use by WCDMA and LTE, and ensure that LTE networks and spectrum are fully utilized.

•                      Nokia Siemens Networks was recognized by Global TD-LTE Initiative (GTI) for its global advances and deployments, winning the TD-LTE Market Development Award 2013, with TD-LTE innovations allowing operators to use their valuable spectrum more effectively, serve more customers profitably, and converge TD-LTE and FDD LTE to meet steep data demand.

•                      In January, Nokia Siemens Networks enabled the world’s first live TV broadcast via TD-LTE with China Mobile. The TD-LTE network, solely built by Nokia Siemens Networks, exceeded requirements to transmit high-definition (HD) video and images from cameras on the move, providing the best live TV experience, matching a relay via satellite.

•                     Nokia Siemens Networks and Panasonic Mobile Communications were selected by NTT DOCOMO in Japan to develop next-generation mobile broadband network architecture for LTE-A (long term evolution-advanced), and as part of a multi-year agreement that will provide high-capacity base stations and Remote Radio Heads (RRH) for small cells roll-out.

•                      In services, Nokia Siemens Networks unveiled a suite of products and services at Mobile World Congress, to simplify operations for mobile operators as underlying networks become increasingly complex. Nokia Siemens Networks was selected by Lebanese telecommunications operator, touch, to simplify its operations and improve its customer experience. To achieve this, the operator has selected Nokia Siemens Networks’ unique operations support systems (OSS) portfolio and its related integration services. The solution will transform touch’s service operations cost-efficiently and pave the way for the operator to achieve service assurance.

NOKIA IN THE FIRST QUARTER 2013

The following discussion is of Nokia’s reported results. Comparisons are given to the first quarter 2012 results, unless otherwise indicated. See note 6 to our Summary Financial Information table above concerning our current operational and reporting structure and note 3 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits.

Nokia’s net sales decreased 20% to EUR 5 852 million (EUR 7 354 million). Net sales of Smart Devices decreased 32% to EUR 1 164 million (EUR 1 704 million). Net sales of Mobile Phones decreased 31% to EUR 1 590 million (EUR 2 311 million). Net sales of the total Devices & Services business decreased 32% to EUR 2 888 million (EUR 4 246 million). Net sales of HERE decreased 22% to EUR 216 million (EUR 277 million). Net sales of Nokia Siemens Networks decreased 5% to EUR 2 804 million (EUR 2 947 million).

Nokia’s gross profit decreased to EUR 1 839 million (gross profit of EUR 2 034 million), representing a gross margin of 31.4% (27.7%). Gross profit of Smart Devices decreased to EUR 241 million (gross profit EUR 266 million), representing 20.7% of Smart Devices net sales (15.6%).  Gross profit of Mobile Phones decreased to EUR 364 million (gross profit EUR 599 million), representing 22.9% of Mobile Phones net sales (25.9%).  Gross profit in the total Devices & Services business decreased to EUR 724 million (gross profit of EUR 1 035 million), representing a gross margin of 25.1% (24.4%). Gross profit in HERE was EUR 163 million (gross profit of EUR 215 million), representing a gross margin of 75.5% (77.6%). Gross profit in Nokia Siemens Networks was EUR 952 million (gross profit EUR 784 million), representing a gross margin of 34.0% (26.6%).

Nokia’s operating loss was EUR 150 million (operating loss of EUR 1 338 million), representing an operating margin of -2.6% (-18.2%). Contribution of Smart Devices was EUR -188 million (EUR -312 million), representing -16.2% of Smart Devices net sales (-18.3%).  Contribution of Mobile Phones decreased to EUR 88 million (EUR 107 million), representing 5.5% of Mobile Phones net sales (4.6%).  Operating loss in the total Devices & Services business was EUR 42 million (operating loss of EUR 218 million), representing an operating margin of -1.5% (-5.1%). Operating loss in HERE was EUR 97 million (operating loss of EUR 94 million). Operating profit in Nokia Siemens Networks was EUR 3 million (operating loss EUR 1 004 million), representing an operating margin of 0.1% (-34.1%). Group Common Functions expense totaled EUR 14 million (EUR 22 million).

In the period from January to March 2013, net financial expense was EUR 106 million (expense of EUR 129 million). Loss before tax was EUR 257 million (loss EUR 1 468 million). Loss was EUR 339 million (loss EUR 1 570 million), based on a loss of EUR 272 million (loss EUR 928 million) attributable to equity holders of the parent and a loss of EUR 67 million (loss of EUR 642 million) attributable to non-controlling interests. Earnings per share was EUR -0.07 (basic) and EUR -0.07 (diluted), compared with EUR -0.25 (basic) and EUR -0.25 (diluted) in the first quarter 2012.

PERSONNEL

PERSONNEL END OF QUARTER

	Q1/2013	Q1/2012	YoY Change	Q4/2012	QoQ Change
Devices & Services and corporate common	31 617	47 105	-33%	33 201	-5%
HERE	6 030	6 448	-6%	6 186	-3%
Nokia Siemens Networks	56 670	68 595	-17%	58 411	-3%
Nokia Group	94 317	122 148	-23%	97 798	-4%

The average number of Nokia Group employees during the period from January to March 2013 was 95 895, of which the average number of employees at HERE and Nokia Siemens Networks was 6 067 and 57 504 respectively.

SHARES

The total number of Nokia shares at March 31, 2013, was 3 744 994 342. At March 31, 2013, Nokia and its subsidiary companies owned 32 887 406 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported*)	Non-IFRS	Non- IFRS*)
	1-3/2013	1-3/2012	1-3/2013	1-3/2012

Net sales	5 852	7 354	5 852	7 355
Cost of sales	-4 013	-5 320	-4 013	-5 320

Gross profit	1 839	2 034	1 839	2 035
Research and development expenses	-1 011	-1 308	-923	-1 211
Selling and marketing expenses	-593	-874	-529	-765
Administrative and general expenses	-212	-282	-212	-282
Other income	105	37	78	37
Other expenses	-278	-945	-72	-72

Operating loss/profit	-150	-1 338	181	-258
Share of results of associated companies	-1	-1	-1	-1
Financial income and expenses	-106	-129	-106	-129

Loss/profit before tax	-257	-1 468	74	-388
Tax	-82	-102	-104	-38

Loss	-339	-1 570	-30	-426

Loss attributable to equity holders of the parent	-272	-928	-60	-281
Loss/profit attributable to non-controlling interests	-67	-642	30	-145
	-339	-1 570	-30	-426

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.07	-0.25	-0.02	-0.08
Diluted	-0.07	-0.25	-0.02	-0.08

Average number of shares (1 000 shares)
Basic	3 711 474	3 710 471	3 711 474	3 710 471
Diluted	3 711 474	3 710 471	3 711 474	3 710 471

Depreciation and amortization, total	282	373	130	167

Share-based compensation expense, total	10	-3	10	-3

*) 1-3/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	1-3/2013	Y-o-Y change, %	1-3/2012	1-12/2012

Europe	1 695	-28	2 359	8 851
Middle-East & Africa	768	-24	1 013	4 145
Greater China	480	-39	787	2 894
Asia-Pacific	1 604	-12	1 827	8 186
North America	593	33	445	2 061
Latin America	712	-23	923	4 039

Total	5 852	-20	7 354	30 176

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.13	Y-o-Y change, %	31.03.12	31.12.12

Europe	31 903	-33	47 812	33 920
Middle-East & Africa	3 345	-28	4 641	3 582
Greater China	18 969	-15	22 292	19 033
Asia-Pacific	24 018	-15	28 163	24 650
North America	6 692	-18	8 181	6 957
Latin America	9 390	-15	11 059	9 656

Total	94 317	-23	122 148	97 798

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 1-3/2013	Special items & PPA 1-3/2013	Non- IFRS 1-3/2013	Reported*) 1-3/2012	Special items & PPA*) 1-3/2012	Non- IFRS*) 1-3/2012

Net sales	2 888	—	2 888	4 246	—	4 246
Cost of sales	-2 164	—	-2 164	-3 211	—	-3 211

Gross profit	724	—	724	1 035	—	1 035
% of net sales	25.1		25.1	24.4		24.4

Research and development expenses(1)	-339	1	-338	-535	1	-534
% of net sales	11.7		11.7	12.6		12.6

Selling and marketing expenses	-313	—	-313	-492	—	-492
% of net sales	10.8		10.8	11.6		11.6

Administrative and general expenses	-60	—	-60	-96	—	-96
% of net sales	2.1		2.1	2.3		2.3

Other income and expenses(2)	-54	45	-9	-130	91	-39

Operating loss/profit	-42	46	4	-218	92	-126
% of net sales	-1.5		0.1	-5.1		-3.0

Depreciation and amortization, total	50	-1	49	66	-1	65

(1) Amortization of acquired intangible assets of EUR 1 million in Q1/13 and EUR 1 million in Q1/12.

(2) Restructuring charges of EUR 72 million and benefit from a cartel claim settlement of EUR 27 million in Q1/13. Restructuring charges of EUR 91 million in Q1/12.

*) 1-3/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

HERE, EUR million

(unaudited)

	Reported 1-3/2013	Special items & PPA 1-3/2013	Non- IFRS 1-3/2013	Reported 1-3/2012	Special items & PPA 1-3/2012	Non- IFRS 1-3/2012

Net sales(1)	216	—	216	277	1	278
Cost of sales	-53	—	-53	-62	—	-62

Gross profit	163	—	163	215	1	216
% of net sales	75.5		75.5	77.6		77.7

Research and development expenses(2)	-206	84	-122	-213	89	-124
% of net sales	95.4		56.5	76.9		44.6

Selling and marketing expenses(3)	-29	3	-26	-60	30	-30
% of net sales	13.4		12.0	21.7		10.8

Administrative and general expenses	-20	—	-20	-20	—	-20
% of net sales	9.3		9.3	7.2		7.2

Other income and expenses(4)	-5	5	—	-16	10	-6

Operating loss/profit	-97	92	-5	-94	130	36
% of net sales	-44.9		-2.3	-33.9		12.9

Depreciation and amortization, total	105	-87	18	136	-119	17

(1) Deferred revenue related to acquisitions of EUR 1 million in Q1/12.

(2) Amortization of acquired intangibles of EUR 84 million in Q1/13 and EUR 89 million in Q1/12.

(3) Amortization of acquired intangibles of EUR 3 million in Q1/13 and EUR 30 million in Q1/12.

(4) Restructuring charges of EUR 5 million in Q1/13 and EUR 10 million in Q1/12.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 1-3/2013	Special items & PPA 1-3/2013	Non- IFRS 1-3/2013	Reported*) 1-3/2012	Special items & PPA*) 1-3/2012	Non- IFRS*) 1-3/2012

Net sales	2 804	—	2 804	2 947	—	2 947
Cost of sales	-1 852	—	-1 852	-2 163	—	-2 163

Gross profit	952	—	952	784	—	784
% of net sales	34.0		34.0	26.6		26.6

Research and development expenses(1)	-466	3	-463	-560	7	-553
% of net sales	16.6		16.5	19.0		18.8

Selling and marketing expenses(2)	-251	61	-190	-322	79	-243
% of net sales	9.0		6.8	10.9		8.2

Administrative and general expenses	-110	—	-110	-140	—	-140
% of net sales	3.9		3.9	4.8		4.8

Other income and expenses(3)	-122	129	7	-766	772	6

Operating profit/loss	3	193	196	-1 004	858	-146
% of net sales	0.1		7.0	-34.1		-5.0

Depreciation and amortization, total	126	-64	62	170	-86	84

(1) Amortization of acquired intangibles of EUR 3 million in Q1/13 and EUR 7 million in Q1/12.

(2) Amortization of acquired intangibles of EUR 61 million in Q1/13 and EUR 79 million in Q1/12.

(3) Restructuring charges and associated charges of EUR 129 million, including EUR 53 million of net charges related to country and contract exits based on the strategy that focuses on key markets and product segments in Q1/13. Restructuring charges of EUR 764 million and impairment of intangible assets of EUR 8 million in Q1/12.

*) 1-3/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 1-3/2013	Special items & PPA 1-3/2013	Non- IFRS 1-3/2013	Reported 1-3/2012	Special items & PPA 1-3/2012	Non-IFRS 1-3/2012

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	—	—	—

Selling and marketing expenses	—	—	—	—	—	—

Administrative and general expenses	-22	—	-22	-26	—	-26

Other income and expenses	8	—	8	4	—	4

Operating loss	-14	—	-14	-22	—	-22

Depreciation and amortization, total	1	—	1	1	—	1

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-3/2013	Special items & PPA 1-3/2013	Non-IFRS 1-3/2013	Reported* 1-3/2012	Special items & PPA*) 1-3/2012	Non-IFRS* 1-3/2012

Net sales(1)	5 852	—	5 852	7 354	1	7 355
Cost of sales	-4 013	—	-4 013	-5 320	—	-5 320

Gross profit	1 839	—	1 839	2 034	1	2 035
% of net sales	31.4		31.4	27.7		27.7

Research and development expenses(2)	-1 011	88	-923	-1 308	97	-1 211
% of net sales	17.3		15.8	17.8		16.5

Selling and marketing expenses(3)	-593	64	-529	-874	109	-765
% of net sales	10.1		9.0	11.9		10.4

Administrative and general expenses	-212	—	-212	-282	—	-282
% of net sales	3.6		3.6	3.8		3.8

Other income and expenses(4)	-173	179	6	-908	873	-35

Operating loss	-150	331	181	-1 338	1 080	-258
% of net sales	-2.6		3.1	-18.2		-3.5

Share of results of associated companies	-1		-1	-1		-1
Financial income and expenses	-106		-106	-129		-129

Loss before tax	-257	331	74	-1 468	1 080	-388
Tax(5)	-82	-22	-104	-102	64	-38

Loss	-339	309	-30	-1 570	1 144	-426

Loss attributable to equity holders of the parent	-272	212	-60	-928	647	-281
Loss attributable to non-controlling interests	-67	97	30	-642	497	-145
	-339	309	-30	-1 570	1 144	-426

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.07		-0.02	-0.25		-0.08
Diluted	-0.07		-0.02	-0.25		-0.08

Average number of shares (1 000 shares)
Basic	3 711 474		3 711 474	3 710 471		3 710 471
Diluted	3 711 474		3 711 474	3 710 471		3 710 471

Depreciation and amortization, total	282	-152	130	373	-206	167

Share-based compensation expense, total	10	—	10	-3	—	-3

(1) Deferred revenue related to acquisitions of EUR 1 million in Q1/12.

(2) Amortization of acquired intangible assets of EUR 88 million in Q1/13 and EUR 97 million in Q1/12.

(3) Amortization of acquired intangible assets of EUR 64 million in Q1/13 and EUR 109 million in Q1/12.

(4) Restructuring charges and other associated charges of EUR 206 million, including EUR 53 million of country and contract exits related to Nokia Siemens Networks, and benefit from a cartel claim settlement of EUR 27 million in Q1/13. Restructuring charges of EUR 865 million and impairment of intangible assets of EUR 8 million in Q1/12.

(5) Net tax benefit on special items and PPA of EUR 22 million in Q1/13. Valuation allowance for Nokia Siemens Networks deferred tax assets of EUR 135 million and net tax benefit on special items and PPA of EUR 71 MEUR Q1/12.

*) 1-3/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	1-3/2013	1-3/2012*)	1-12/2012*)

Net sales	5 852	7 354	30 176
Cost of sales	-4 013	-5 320	-21 786

Gross profit	1 839	2 034	8 390
Research and development expenses	-1 011	-1 308	-4 782
Selling and marketing expenses	-593	-874	-3 205
Administrative and general expenses	-212	-282	-955
Other income	105	37	449
Other expenses	-278	-945	-2 196

Operating loss	-150	-1 338	-2 299
Share of results of associated companies	-1	-1	-1
Financial income and expenses	-106	-129	-340

Loss before tax	-257	-1 468	-2 640
Tax	-82	-102	-1 145

Loss	-339	-1 570	-3 785

Loss attributable to equity holders of the parent	-272	-928	-3 104
Loss attributable to non-controlling interests	-67	-642	-681

	-339	-1 570	-3 785

Earnings per share, EUR
(for loss attributable to the equity holders of the parent)
Basic	-0.07	-0.25	-0.84
Diluted	-0.07	-0.25	-0.84

Average number of shares (1 000 shares)
Basic	3 711 474	3 710 471	3 710 845
Diluted	3 711 474	3 710 471	3 710 845

Depreciation and amortization, total	282	373	1 326

Share-based compensation expense, total	10	-3	11

*) 1-3/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

	1-3/2013	1-3/2012*)	1-12/2012*)

Loss	-339	-1 570	-3 785

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Re-measurements on defined benefit pensions	—	-57	-228
Items that may be reclassified subsequently to profit or loss
Translation differences	112	9	40
Net investment hedges	-30	-23	-58
Cash flow hedges	4	-24	-41
Available-for-sale investments	13	-5	35
Other increase/decrease, net	4	6	10
Income tax related to components of other
comprehensive income/expense	—	33	34

Other comprehensive income/expense, net of tax	103	-61	-208

Total comprehensive income/expense	-236	-1 631	-3 993

Total comprehensive income/expense attributable to equity holders of the parent	-189	-1 010	-3 281
non-controlling interests	-47	-621	-712
	-236	-1 631	-3 993

*)    1-3/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS

First quarter 2013, reported, EUR million

(unaudited)

	Smart Devices 1-3/2013	Mobile Phones 1-3/2013	Devices & Services other 1-3/2013	Devices & Services 1-3/2013	HERE 1-3/2013	Nokia Siemens Networks 1-3/2013	Corporate Common 1-3/2013	Eliminations 1-3/2013	Nokia Group 1-3/2013

Net sales (1)	1 164	1 590	134	2 888	216	2 804		-56	5 852
Cost of sales (2)	-923	-1 226	-15	-2 164	-53	-1 852		56	-4 013
Gross profit	241	364	119	724	163	952	—	—	1 839
% of net sales	20.7	22.9	88.8	25.1	75.5	34.0			31.4

Operating expenses	-420	-267	-25	-712	-255	-827	-22	—	-1 816

Other income and expenses	-9	-9	-36	-54	-5	-122	8	—	-173

Contribution	-188	88	58
% of net sales	-16.2	5.5	43.3

Operating loss				-42	-97	3	-14	—	-150
% of net sales				-1.5	-44.9	0.1			-2.6

First quarter 2012, reported, EUR million *)

(unaudited)

	Smart Devices 1-3/2012	Mobile Phones 1-3/2012	Devices & Services other 1-3/2012	Devices & Services 1-3/2012	HERE 1-3/2012	Nokia Siemens Networks 1-3/2012	Corporate Common 1-3/2012	Eliminations 1-3/2012	Nokia Group 1-3/2012

Net sales (1)	1 704	2 311	231	4 246	277	2 947		-116	7 354
Cost of sales (2)	-1 438	-1 712	-61	-3 211	-62	-2 163		116	-5 320
Gross profit	266	599	170	1 035	215	784	—	—	2 034
% of net sales	15.6	25.9	73.6	24.4	77.6	26.6			27.7

Operating expenses	-556	-472	-95	-1 123	-293	-1 022	-26	—	-2 464

Other income and expenses	-22	-20	-88	-130	-16	-766	4	—	-908

Contribution	-312	107	-13
% of net sales	-18.3	4.6	-5.6

Operating loss				-218	-94	-1 004	-22	—	-1 338
% of net sales				-5.1	-33.9	-34.1			-18.2

(1) Includes IPR royalty income recognized in Devices & Services Other net sales

(2) Devices & Services related IPR royalty costs recognized in Smart Devices and Mobile Phones

*) 1-3/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	31.03.2013	31.03.2012*)	31.12.2012*)
ASSETS
Non-current assets
Goodwill	4 915	4 826	4 876
Other intangible assets	492	1 177	647
Property, plant and equipment	1 386	1 764	1 431
Investments in associated companies	64	63	58
Available-for-sale investments	718	637	689
Deferred tax assets	1 292	2 013	1 279
Long-term loans receivable	122	87	125
Other non-current assets	146	137	156
	9 135	10 704	9 261
Current assets
Inventories	1 542	2 345	1 538
Accounts receivable	4 577	6 133	5 551
Prepaid expenses and accrued income	3 092	3 903	3 239
Current portion of long-term loans receivable	39	58	35
Other financial assets	330	260	451
Investments at fair value through profit and loss, liquid assets	411	467	415
Available-for-sale investments, liquid assets	1 010	588	542
Available-for-sale investments, cash equivalents	4 881	6 913	5 448
Bank and cash	3 800	1 825	3 504
	19 682	22 492	20 723
Total assets	28 817	33 196	29 984

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	443	358	446
Treasury shares	-609	-631	-629
Translation differences	803	754	745
Fair value and other reserves	16	83	-5
Reserve for invested non-restricted equity	3 119	3 138	3 136
Retained earnings	3 729	6 913	3 997
	7 747	10 861	7 936
Non-controlling interests	1 227	1 425	1 303
Total equity	8 974	12 286	9 239

Non-current liabilities
Long-term interest-bearing liabilities	3 480	3 874	5 087
Deferred tax liabilities	681	761	701
Other long-term liabilities	474	327	489
	4 635	4 962	6 277
Current liabilities
Current portion of long-term loans	1 910	395	201
Short-term borrowing	232	652	261
Other financial liabilities	126	233	90
Accounts payable	3 908	4 579	4 394
Accrued expenses and other liabilities	6 479	7 052	6 903
Provisions	2 553	3 037	2 619
	15 208	15 948	14 468
Total shareholders’ equity and liabilities	28 817	33 196	29 984
Interest-bearing liabilities	5 622	4 921	5 549
Shareholders’ equity per share, EUR	2.09	2.93	2.14
Number of shares (1 000 shares) (1)	3 712 107	3 710 848	3 710 985

(1) Shares owned by Group companies are excluded.

*) Nokia’s financial accounts for periods ending March 31 , 2012 and December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-3/2013	1-3/2012*)	1-12/2012*)
Cash flow from operating activities
Profit attributable to equity holders of the parent	-272	-928	-3 104
Adjustments, total	595	883	3 840
Change in net working capital	-168	-136	119
Cash generated from operations	155	-181	855
Interest received	15	39	130
Interest paid	-48	-62	-277
Other financial income and expenses, net	111	-206	-584
Income taxes paid	-27	-180	-478
Net cash from / used in operating activities	206	-590	-354

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	—	51	13
Purchase of current available-for-sale investments, liquid assets	-654	-333	-1 668
Purchase of investments at fair value through profit and loss, liquid assets	—	-40	-40
Purchase of non-current available-for-sale investments	-12	-17	-55
Purchase of shares in associated companies	-6	—	-1
Proceeds from (+) / payment of (-) other long-term loans receivable	-15	1	—
Proceeds from (+) / payment of (-) short-term loans receivable	23	12	24
Capital expenditures	-118	-132	-461
Proceeds from disposal of businesses, net of disposed cash	—	-120	-15
Proceeds from disposal of shares in associated companies	—	—	5
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	185	976	2 355
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	—	86
Proceeds from sale of non-current available-for-sale investments	1	4	37
Proceeds from sale of fixed assets	44	67	279
Dividends received	—	—	3
Net cash used in / from investing activities	-552	469	562

Cash flow from financing activities
Proceeds from long-term borrowings	798	—	752
Repayment of long-term borrowings	-677	-52	-266
Proceeds from (+) / payment of (-) short-term borrowings	-30	-342	-196
Dividends paid and other contributions to shareholders	-42	-6	-755
Net cash from / used in financing activities	49	-400	-465

Foreign exchange adjustment	26	23	-27
Net increase (+) / decrease (-) in cash and cash equivalents	-271	-498	-284
Cash and cash equivalents at beginning of period	8 952	9 236	9 236
Cash and cash equivalents at end of period	8 681	8 738	8 952

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

*) 1-3/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before non- controlling interest	Non- controlling interest	Total equity
Balance at December 31, 2011*)	246	362	-644	771	153	3 148	7 836	11 872	2 037	13 909
Re-measurements on defined benefit pensions, net of tax					-31			-31	-20	-51
Translation differences				1				1	8	9
Net investment hedge losses, net of tax				-18				-18		-18
Cash flow hedges, net of tax					-34			-34	32	-2
Available-for-sale investments, net of tax					-5			-5	—	-5
Other increase, net							5	5	1	6
Loss							-928	-928	-642	-1 570
Total comprehensive income	—	—	—	-17	-70	—	-923	-1 010	-621	-1 631
Share-based compensation		-3						-3		-3
Excess tax benefit on share-based compensation		3						3		3
Settlement of performance and restricted shares		-4	13			-10		-1		-1
Other change in non-controlling interests								—	9	9
Total of other equity movements	—	-4	13	—	—	-10	—	-1	9	8
Balance at March 31, 2012*)	246	358	-631	754	83	3 138	6 913	10 861	1 425	12 286

Balance at December 31, 2012*)	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Re-measurements on defined benefit pensions, net of tax					—			—		—
Translation differences				88				88	24	112
Net investment hedge losses, net of tax				-30				-30		-30
Cash flow hedges, net of tax					7			7	-3	4
Available-for-sale investments, net of tax					14			14	-1	13
Other increase, net							4	4	0	4
Loss							-272	-272	-67	-339
Total comprehensive income	—	—	—	58	21	—	-268	-189	-47	-236
Share-based compensation		3						3		3
Settlement of performance and restricted shares		-6	20			-17		-3		-3
Other change in non-controlling interests								—	-29	-29
Convertible bond — conversion to equity		0				0	0	0		0
Total of other equity movements	—	-3	20	—	—	-17	—	0	-29	-29
Balance at March 31, 2013	246	443	-609	803	16	3 119	3 729	7 747	1 227	8 974

*) Nokia’s financial accounts for periods ending March 31, 2012 and December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

(unaudited)

From Q1 2013 onwards the Group presents information on fair value measurement of financial assets and liabilities due to changes in the disclosure requirements for interim financial statements.

	Carrying amounts
At March 31, 2013	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	10	—	—	—	10	10
Available-for-sale investments, carried at fair value	—	474	—	—	—	474	474
Available-for-sale investments, carried at cost less impairment	—	234	—	—	—	234	234
Long-term loans receivable	—	—	—	122	—	122	110
Accounts receivable	—	—	—	4 577	—	4 577	4 577
Current portion of long-term loans receivable	—	—	—	39	—	39	39
Other current financial assets, derivatives	—	—	329	—	—	329	329
Other current financial assets, other	—	—	—	1	—	1	1
Investments at fair value through profit and loss, liquid assets	—	—	411	—	—	411	411
Available-for-sale investments, liquid assets carried at fair value	1 010	—	—	—	—	1 010	1 010
Available for-sale investments, cash equivalents carried at fair value	4 881	—	—	—	—	4 881	4 881
Total financial assets	5 891	718	740	4 739	—	12 088	12 076

Long-term interest-bearing liabilities	—	—	—	—	3 480	3 480	3 640
Current portion of long-term loans	—	—	—	—	1 910	1 910	1 912
Short-term borrowing	—	—	—	—	232	232	232
Other financial liabilities	—	—	126	—	—	126	126
Accounts payable	—	—	—	—	3 908	3 908	3 908
Total financial liabilities	—	—	126	—	9 530	9 656	9 818

	Carrying amounts
At December 31, 2012	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	447	—	—	—	447	447
Available-for-sale investments, carried at cost less impairment	—	231	—	—	—	231	231
Long-term loans receivable	—	—	—	125	—	125	113
Accounts receivable	—	—	—	5 551	—	5 551	5 551
Current portion of long-term loans receivable	—	—	—	35	—	35	35
Other current financial assets, derivatives	—	—	448	—	—	448	448
Other current financial assets, other	—	—	—	3	—	3	3
Investments at fair value through profit and loss, liquid assets	—	—	415	—	—	415	415
Available-for-sale investments, liquid assets carried at fair value	542	—	—	—	—	542	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	—	—	5 448	5 448
Total financial assets	5 990	689	863	5 714	—	13 256	13 244

Long-term interest-bearing liabilities	—	—	—	—	5 087	5 087	5 298
Current portion of long-term loans	—	—	—	—	201	201	201
Short-term borrowing	—	—	—	—	261	261	261
Other financial liabilities	—	—	90	—	—	90	90
Accounts payable	—	—	—	—	4 394	4 394	4 394
Total financial liabilities	—	—	90	—	9 943	10 033	10 244

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy.

At March 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	10	—	—	10
Available-for-sale investments, carried at fair value	61	21	392	474
Other current financial assets, derivatives	—	329	—	329
Investments at fair value through profit and loss, liquid assets	411	—	—	411
Available-for-sale investments, liquid assets carried at fair value	1 000	10	—	1 010
Available for-sale investments, cash equivalents carried at fair value	4 881	—	—	4 881
Total assets	6 363	360	392	7 115
Derivative liabilities	—	126	—	126
Total liabilities	—	126	—	126

At December 31, 2012	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	57	20	370	447
Other current financial assets, derivatives	—	448	—	448
Investments at fair value through profit and loss, liquid assets	415	—	—	415
Available-for-sale investments, liquid assets carried at fair value	532	10	—	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	5 448
Total assets	6 463	478	370	7 311
Derivative liabilities	—	90	—	90
Total liabilities	—	90	—	90

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available- for-sale investments carried at fair value
Balance at December 31, 2012	370

Total gains/(losses) in income statement	-2
Total gains/(losses) recorded in other comprehensive income	14
Purchases	11
Sales	-1
Other transfers	—

Balance at March 31, 2013	392

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. A net loss of EUR 3 million related to level 3 financial instruments held at March 31, 2013, was included in the profit and loss during 2013.

INTEREST-BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	31.03.2013	31.03.2012	31.12.2012
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—	—
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	385	380	381
USD Bond 2019 (USD 1000 million 5.375%)	Nokia Corporation	May 2019	770	760	761
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	—	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500	500
Differences between Bond nominal and carrying values(1)			39	123	55
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		159	135	209
Total Nokia			4 353	3 648	4 406

Nokia Siemens Networks	Issuer/Borrower	Final Maturity	31.03.2013	31.03.2012	31.12.2012
Revolving Credit Facility (EUR 750 million)	Nokia Siemens Networks Finance B.V.	June 2015	—	—	—
Revolving Credit Facility (EUR 2 000 million)	Nokia Siemens Networks Finance B.V.	June 2012	—	304	—
EUR Bond 2020 (EUR 350 million 7.125%)	Nokia Siemens Networks Finance B.V.	April 2020	350	—	—
EUR Bond 2018 (EUR 450 million 6.75%)	Nokia Siemens Networks Finance B.V.	April 2018	450	—	—
EUR Finnish Pension Loan	Nokia Siemens Networks Oy	October 2015	132	176	132
EUR Nordic Investment Bank	Nokia Siemens Networks Finance B.V.	March 2015	55	80	80
EUR EIB R&D Loan	Nokia Siemens Networks Finance B.V.	January 2015	100	200	150
Bank Term Loan (EUR 750 million)	Nokia Siemens Networks Finance B.V.	March 2013	—	—	600
Differences between Bond nominal and carrying values(1)			-17	—	—
Other interest-bearing liabilities	Nokia Siemens Networks Finance B.V. and various subsidiaries		200	513	181
Total Nokia Siemens Networks			1 270	1 273	1 143

Total Nokia Group			5 623	4 921	5 549

(1) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants.

All Nokia Siemens Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Siemens Networks borrowings and thus these are non-recourse to Nokia. All Nokia Siemens Networks Finance B.V. borrowings above are guaranteed by Nokia Siemens Networks Oy and/or Nokia Siemens Networks B.V. In December 2011, Nokia Siemens Networks signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012. In December 2012, the maturity date of the term loan agreement was extended from June 2013 to March 2014 and the size was reduced from EUR 750 million to EUR 600 million.

In March 2013 Nokia Siemens Networks issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 783 million, from the bond issuance were used to prepay EUR 600 million Bank term loan and EUR 50 million of the EUR EIB R&D loan in March 2013 and the remaining proceeds are to be used for general corporate purposes.

Of the Nokia Siemens Networks’ EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan EUR 44 million, EUR 50 million and EUR 28 million respectively are included in current maturities as of 31 March, 2013.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	31.03.2013	31.03.2012	31.12.2012

Collateral for own commitments
Property under mortgages	—	18	—
Assets pledged	38	2	38

Contingent liabilities on behalf of Group companies
Other guarantees	938	1 191	945

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of third parties	11	—	11

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	12	18	12
Other guarantees	95	16	60

Leasing obligations	986	1 093	1 008

Financing commitments
Customer finance commitments	27	54	34
Venture fund commitments	270	120	282

Changes to comparative financials from retrospective application of the revised International Financial Reporting Standard, IAS19 Employee Benefits.

As of 1.1.2013, the Group adopted the revised IAS 19, Employee Benefits. Actuarial gains and losses under the revised standard are required to be recognized immediately and in full in other comprehensive income (OCI) and such balances are excluded permanently from the consolidated income statements. Previously, actuarial gains and losses were deferred in accordance with the corridor method.

Calculation of the pension expense has been simplified under the revised standard but the impacts to Nokia Group’s Loss presented in the historical comparative income statements are negligible. Main changes relate to the fully recognized actuarial gains and losses which impact the relevant net pension assets and liabilities and other comprehensive income.

Revised IAS19 Employee Benefits requires retrospective application for all financial statements presented including previous years. Accordingly, the adjustments resulting from the implementation of the standard have been disclosed below with respect to the cumulative impact to shareholders’ equity at 1.1.2011, full years 2011 and 2012 as well as each of the quarters in 2012.

1.1.2011 Shareholders’ equity, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Total equity	16 231	16	16 247
Equity attributable to equity holders of parent	14 384	6	14 390
Equity attributable to non-controlling interests	1 847	10	1 857

2011 Full Year, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Impact to Statement of Financial Position:

Defined benefit pension assets	106	15	121
Deferred tax assets	1 848	5	1 853

Defined benefit pension obligations	176	24	200
Deferred tax liabilities	800	3	803

Total equity	13 916	-7	13 909
Equity attributable to equity holders of parent	11 873	-1	11 872
Equity attributable to non-controlling interests	2 043	-6	2 037

Impact to Consolidated Income Statement and Other Comprehensive Income:

Loss	-1 488	1	-1 487

Other Comprehensive Income
Re-measurements on defined benefit pensions	0	-36	-36
Income taxes related to components of other comprehensive income	-16	12	-4

2012 Full Year, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Impact to Statement of Financial Position:

Defined benefit pension assets	142	10	152
Non-current deferred tax assets	1 254	25	1 279

Defined benefit pension obligations	178	242	420
Non-current deferred tax liabilities	700	1	701

Total equity	9 447	-208	9 239
Equity attributable to equity holders of parent	8 061	-125	7 936
Equity attributable to non-controlling interests	1 386	-83	1 303

Impact to Consolidated Income Statement and Other Comprehensive Income:

Loss	-3 789	4	-3 785

Other Comprehensive Income
Re-measurements on defined benefit pensions	0	-228	-228
Income taxes related to components of other comprehensive income	12	22	34

2012 Q1, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Impact to Statement of Financial Position:

Defined benefit pension assets	118	16	134
Non-current deferred tax assets	2 002	11	2 013

Defined benefit pension obligations	174	80	254
Non-current deferred tax liabilities	758	3	761

Total equity	12 342	-56	12 286
Equity attributable to equity holders of parent	10 892	-31	10 861
Equity attributable to non-controlling interests	1 450	-25	1 425

Impact to Consolidated Income Statement and Other Comprehensive Income:

Loss	-1 572	2	-1 570

Other Comprehensive Income
Re-measurements on defined benefit pensions	0	-57	-57
Income taxes related to components of other comprehensive income	27	6	33

2012 Q2, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Impact to Statement of Financial Position:

Defined benefit pension assets	118	16	134
Non-current deferred tax assets	1 378	18	1 396

Defined benefit pension obligations	179	135	314
Non-current deferred tax liabilities	688	3	691

Total equity	10 320	-104	10 216
Equity attributable to equity holders of parent	9 009	-59	8 950
Equity attributable to non-controlling interests	1 311	-45	1 266

Impact to Consolidated Income Statement and Other Comprehensive Income:

Loss	-1 529	2	-1 527

Other Comprehensive Income
Re-measurements on defined benefit pensions	0	-57	-57
Income taxes related to components of other comprehensive income	-28	7	-21

2012 Q3, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Impact to Statement of Financial Position:

Defined benefit pension assets	116	17	133
Non-current deferred tax assets	1 523	21	1 544

Defined benefit pension obligations	181	181	362
Non-current deferred tax liabilities	983	3	986

Equity	9 185	-146	9 039
Equity attributable to equity holders of parent	7 848	-82	7 766
Equity attributable to non-controlling interests	1 337	-64	1 273

Impact to Consolidated Income Statement and Other Comprehensive Income:

Loss	-943	9	-934

Other Comprehensive Income
Re-measurements on defined benefit pensions	0	-57	-57
Income taxes related to components of other comprehensive income	12	7	19

2012 Q4, EUR million	Nokia Group Reported	Adjustments	Nokia Group Adjusted

Impact to Statement of Financial Position:

Defined benefit pension assets	142	10	152
Non-current deferred tax assets	1 254	25	1 279

Defined benefit pension obligations	178	242	420
Non-current deferred tax liabilities	700	1	701

Equity	9 447	-208	9 239
Equity attributable to equity holders of parent	8 061	-125	7 936
Equity attributable to non-controlling interests	1 386	-83	1 303

Impact to Consolidated Income Statement and Other Comprehensive Income:

Profit	255	-9	246

Other Comprehensive Income
Re-measurements on defined benefit pensions	0	-57	-57
Income taxes related to components of other comprehensive income	1	2	3

Pension related balances have been reclassified from prepaid expenses/accrued expenses to other non-current assets or liabilities.

1 EUR = 1.299 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). Excluding impacts of IAS 19R, Employee Benefits the accounting policies and methods of computation followed in the interim financial statements are consistent with those followed in the consolidated financial statements of Nokia for 2012.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’

ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — April 18, 2013

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

www.nokia.com

Planned publication dates for Nokia Corporation interim reports in 2013

• second quarter 2013 interim report: July 18, 2013

• third quarter 2013 interim report: October 17, 2013

Nokia Siemens Networks standalone financial reports

As announced in March 2013, Nokia Siemens Networks Finance B.V. issued EUR 800 million Senior Notes. As a result of this transaction and in line with terms and conditions that commensurate with the nature of these debt securities, Nokia Siemens Networks has agreed to make certain financial data publicly available on its new standalone reporting format that was introduced in the Nokia Siemens Networks annual report for 2012. For standalone financial reporting purposes, Nokia Siemens Networks currently has two operating segments: Mobile Broadband and Global Services. Nokia Siemens Networks provides detailed disclosure of certain financial information for these operating segments. For Nokia Group financial reporting purposes Nokia Siemens Networks remains as one reportable segment. The classification of certain items presented on Nokia Siemens Networks standalone financial statements differ from the Nokia Group presentation. Certain additional disclosures are also required to be presented on a standalone basis. The standalone report will be made publicly available for the first, second and third quarter of the fiscal year within 60 days following the end of respective quarter and for the full year within 120 days after the end of the fiscal year. This obligation continues for as long as the notes are outstanding.

In line with the above, the Nokia Siemens Networks standalone financial report for the first quarter 2013 will be published before the end of May 2013. Nokia Siemens Networks plans to announce a more precise publication date in due course.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2013 will be held on May 7, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal